SCHULTE ROTH & ZABEL LLP

                                919 Third Avenue
                               New York, NY 10022
                                 (212) 756-2000
                               fax (212) 593-5955

                                  www.srz.com

                                March 15, 2007




VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-0508

        Re: Excelsior Directional Hedge Fund of Funds (TE), LLC (file number not yet assigned)

Ladies and Gentlemen:

     On behalf of Excelsior Directional Hedge Fund of Funds (TE), LLC (the "Company"), we are transmitting for filing with the Securities and Exchange Commission (the "Commission"), pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), the Company's Registration Statement on Form N-2 (the "Registration Statement"). The Company is NOT registering its limited liability company interests ("Interests") under the Securities Act of 1933, as amended.

     The Company is registering under the 1940 Act as a closed-end, non-diversified, management investment company. The Company's investment objective is capital appreciation. In pursuing its investment objective, the Company invests substantially all of its assets in Excelsior Directional Hedge Fund of Funds, Ltd. (the "Offshore Fund"). The Offshore Fund, in turn, invests substantially all of its assets in Excelsior Directional Hedge Fund of Funds Master Fund, LLC (the "Master Fund"), a Delaware limited liability company, which is registered under the 1940 Act. The Master Fund has the same investment objective and substantially the same investment policies as those of the Company. As a fund of hedge funds, the Master Fund pursues this objective principally through a multi-manager, multi-strategy program of investment in a diverse group of private investment funds, managed by a select group of alternative asset managers ("Investment Managers"), that primarily invest or trade in a wide range of equity and debt securities, with the objective of significantly lowering the risk (volatility) from that which would be associated with investing with any single Investment Manager.

     Interests will be offered only to prospective investors who are both "accredited investors" as defined in Regulation D under the Securities Act of 1933, as amended and "qualified clients" as defined in Rule 205-3(d)(1) under the Investment Advisers Act of 1940, as amended. Additionally, Interests are being sold only to persons who are also a "Permitted U.S. Person," which is a U.S. person within the meaning of the U.S. Internal Revenue Code of 1986, as amended, that is exempt from payment of U.S.

Securities and Exchange Commission
March 15, 2007
Page 2


Federal    income   taxes   (a  "Tax-Exempt  U.S.  Person"),   or   an   entity,
substantially all of the ownership interests in which are held by Tax-Exempt U.S. Persons.

          Please call me at (212) 756-2763 with any comments on the Registration Statement or if you have any questions regarding this filing.

          Thank you for your assistance regarding this matter.


                                            Very truly yours,


                                            /s/ JOHN G. JEROW
                                            -------------------------
                                            John G. Jerow


    cc:    Peter L. Tsirigotis